UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D. C. 20549


                             FORM 10-SB/A-2


                    GENERAL FORM FOR REGISTRATION OF
                  SECURITIES OF SMALL BUSINESS ISSUERS
     Under Section 12(b) or (g) of The Securities Exchange Act of 1934



                       RAIKE FINANCIAL GROUP, INC.
            ----------------------------------------------
            (Name of Small Business Issuer in its charter)

                              Georgia
                   -------------------------------
                   (State or other jurisdiction of
                    incorporation or organization)


                             58-2161804
               ------------------------------------
               (I.R.S. Employer Identification No.)


                       275 Parkway 575, Ste. 100
                          Woodstock, GA 30188
               ----------------------------------------
               (Address of principal executive offices)


                            (770) 516-6996
                     ---------------------------
                     (Issuer's telephone number)

    Securities to be registered pursuant to Section 12(g) of the Act.

                   Common Stock, $.01 par value
                   ----------------------------
                       (Title of each class)




Note: The Company has elected to follow Disclosure Alternative 3 in preparation of this Registration Statement

                                 PART I

-----------------------------------------------------------------------
ITEM 1: DESCRIPTION OF BUSINESS
-----------------------------------------------------------------------


General

     Raike Financial Group, Inc. ( "we" or the "Company " ) is a full service securities brokerage and investment banking firm, in business since 1995. We are registered as a broker/dealer with the National Association of Securities Dealers ("NASD" ) and 46 states and also as a municipal securities dealer with the Municipal Securities Regulation Board ("MSRB" ). . We offer full service commission and fee based money management services to individual and institutional investors. We maintain a custody-clearing relationship with Southwest Securities in Dallas, TX, the fourth largest publicly held custodian of brokerage firm securities in the United States.

     We are subject to net capital and other regulations of the U.S. Securities and exchange Commission ("SEC" ). The net capital rule specifies minimum net capital requirements for registered brokers and dealers and is designed to measure the general financial integrity and liquidity of a broker-dealer. See Net Capital Requirements.


     We trade securities as an agent and a principal on exchanges such as the NYSE, AMEX and NASDAQ. We maintain selling agreements with mutual fund families and insurance companies offering load and no load funds, annuities and insurance products.


     Our Company headquarters is at 275 Parkway 575, Woodstock, GA 30188, and our telephone number is (770) 516-6996. We maintain branch and other offices in a number of other jurisdictions and a complement of approximately 90 independent retail brokers. Our SEC net capital positions for the years ended December 31, 2000and 2001 were $1,217,725 and $1,022,889 respectively. As of December 31, 2001 we had a retained earning deficit of $1,539,742.

     From our beginnings in May of 1995, our annual revenues, income and number of representatives have been as follows:

     Year            Revenues        Net Income        No. of Reps.
     ----            ----------      ----------        ------------

     1995            $  221,476                            19
     1996            $  793,309          38,378            19
     1997            $1,907,486         (10,868)           50
     1998            $3,507,000          24,697            75
     1999            $5,987,067          57,454            100
     2000            $9,741,567        (419,802)           90
     2001            $5,959,712      (1,203,059)           77
____________



     Thus far all expansion and growth has been funded from cash flow
and private sales  of our securities .  Our plans are   to invest in
advertising and recruiting efforts to continue our growth and profitability. We expand through recruiting additional registered representatives, establishing new branch offices, broadening our institutional services and creating new financial products and services.



     The Company is registering as a public company in order to increase the ability to provide financial services, raise capital and support its brokerage business. As a public company the Company will have better access to the capital markets and will have the ability to offer employees and registered representatives a greater variety of benefits from being part of the team.

     Given the recent recessionary atmosphere, the Company is presently focused on keeping costs down and being more profitable.



     The Company's website address is www.raikefinancial.com.
                                      ----------------------

                              BUSINESS

     Our primary sources of revenue are derived from brokerage services and related financial activities.

     The table below shows the types of revenue as a percentage of total revenue and sources of revenue as a percentage of total revenue during the two years ended December 31, 2000 and 2001




                                                DECEMBER 31
                                           2000             2001
                                          ------           ------

TYPE OF REVENUE

Commissions..................               72.7%            87.2%
Fees and Other Income........               22.8%            15.9%
Interest and Dividends.......                4.5%            (2.9)%

    Total Revenue............              100.0%           100.0%

SOURCE OF REVENUE

Securities Sales ............               83.9%            73.4%
Clearing and Transaction
  Charges....................               11.5%            16.4%
Insurance Product Sales......                2.4%             7.9%
Interest and dividends.......                2.2%             2.3%

    Total Revenue............              100.0%           100.0%





SECURITIES SALES SERVICES

     We are an "independent" broker dealer providing securities sales services through a network of "independent contractor" registered representatives to several thousand retail clients. These representatives primarily retail stocks, mutual funds, variable annuities and variable life insurance product, managed account and other investment advisory and financial planning products and services. Commissions are charged on the sale of securities products, of which a percentage is shared with the representatives. Over 90% of our revenue during 1999, 2000 and 2001 has been derived from its securities sales services.

     The Company's independent contractors receive a commission payout of between 80% and 95%.

INSURANCE PRODUCT SALES

     Through several selling agreements with larger insurance companies we offer a variety of insurance products which are sold by our independent broker network. Variable annuity and variable life products from over 10 carriers are also offered, providing a large variety for consumers from which to choose. While this business is not significant to date, in terms of dollar revenues we regard it as an important part of the services provided.

ADVISORY AND PLANNING

     We are also registered as an investment advisor with the State of Georgia and provide investment advisory services offered by Southwest Securities, Inc. and other third party providers as a Registered Investment Advisor. In addition, our independent representatives are able to provide planning and consulting services in a variety of financial services areas such as financial planning, tax planning, benefits consulting, corporate 401(k)s and other types of financial structures. Fees are charges to customers for these services and shared between us and our registered representatives on a fully disclosed basis.

No significant amount of business has been derived from advisory and planning activities to date.



INTERNET TRADING

     Trading investments on the Internet has become an acceptable process for many investors. We believe that this method of trading will grow, based on our experience with investors and on industry data. We created our Woodstock Discount Division in early 1998 to participate in this growth area as well as to diversify the Company's operations and assets. This capacity to offer Internet trading will complement our full service business by attracting cost conscience investors who normally would not have been interested in the Company. This in turn enhances our ability to "cross market" other products and services specifically tailored to meet the Internet needs of our clients. As the information age continues to integrate our lives, we believe that the Internet will remain an important part of this process. We believe that our ability to provide Internet trading will give clients the following specific opportunities: the ability to achieve "smart" order routing for best execution; the ability to operate efficiently from on-site work stations; the ability to take advantage of advances in web-based trading solutions; the ability to obtain "real time" electronic delivery of documents and information.



     Through the Woodstock site, investors have the opportunity to execute a trade competitive with the deep discounters. Since as a broker/dealer we already have the facilities in place to do this, this does not add a great deal of expense. All clearing services are provided by the firm's clearing broker and total cost of operations is minimal. The firm plans to enhance the site and provide several more products and services.

EXPANSION OF EXISTING BUSINESS

     We believe that our business has been limited by its capital position. Increased capital will allow us to expand our existing business as set forth below:

     We intend to intensify our efforts to attract higher producing independent registered representative by offering them a higher quality of service and a larger variety of financial products and service options to provide to their clients.

     The expanded services include:

     * Improved sales and business development education and support services
     *   Better continuing education programs
     * Enhanced electronic order processing, communications and record keeping
     *   Improved compliance support and communications
     *   Better contact with product and service suppliers

     We also intend to expand our investment banking activities, hiring additional brokers and marketing specialized products to retail and institutional clients.

CLEARING AGENT AND CUSTOMER CREDIT

     We currently use Southwest Securities, Inc. as our clearing agent on a fully disclosed basis (the "Clearing Agent"). The Clearing Agent processes all securities transactions and maintains the accounts of customers. Customer accounts are protected through the Securities Investor Protection Corporation ("SIPC") for up to $500,000, with coverage of cash balances is limited to $100,000. The Clearing Agent provides through an Excess Securities Bond an additional aggregate protection of $24.5 million per account above SIPC.

     The services of the Clearing Agent include billing, credit control, receipt and custody and delivery of securities. The Clearing Agent provides the operational support necessary to process, record and maintain securities transactions for our brokerage and distribution activities. The total cost of the Clearing Agent's services is closely monitored to determine the feasibility of our providing these services ourselves.



     The Clearing Agent lends funds to our customers through the use of margin credit. These loans are made to customers on a secured basis, with the Clearing Agent maintaining collateral in the form of salable securities, cash or cash equivalents. Under the terms of our clearing agreement, we indemnify the Clearing Agent for any loss on these credit arrangements. As of December 31, 2001, we have approximately $ 6,335,137 million of margin credit outstanding to our customers through our Clearing Agent. We have implemented policies to avoid possible defaults on margin loans and the increased supervision of customers with margin loans. These included increased supervisory pre-review for the extension of margin credit, instituting higher internal margin requirements and heightened supervision of credit conditions in margin accounts. The net interest income to the Company from margin activities for the year ending December 31, 2000 and 2001 was not material. Margin interest in 2001 was approximately 2.5% of revenues.



REGULATION

     The securities business is subject to extensive and frequently changing federal and state laws and substantial regulation under such laws by the Securities and Exchange Commission (the "Commission") and various state agencies and self-regulatory organizations, such as NASD Regulation, Inc. ("NASDR"), an arm of the NASD. We are registered as a broker-dealer with the Commission and are a member firm of the NASD. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, principally NASDR, which has been designated by the Commission as the Company's primary regulator. NASDR adopts rules (which are subject to approval by the Commission) that govern NASD members and conducts periodic examinations of member firms' operations. We are also subject to regulation by state securities administrators in those states in which we conduct business

     Broker-dealers are subject to regulations which cover all aspects of the securities business, including sales methods and supervision, trading practices, use and safekeeping of customers' funds and securities, capital structure of securities firms, record keeping and reporting, continuing education and the conduct of directors, officers and employees. Additional legislation, changes in rules promulgated by the Commission and self-regulatory organizations, or changes in the interpretation or enforcement of existing laws and rules, may directly affect the mode of operation and profitability of broker-dealers.

     The Commission, self-regulatory organizations and state securities commissions may conduct administrative proceedings which can result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer, its officers or employees. The principal purpose of regulation and discipline of broker-dealers is the protection of customers and the integrity of the securities markets.

     Our mutual fund distribution business is subject to extensive regulation as to duties, affiliations, conduct and limitations on fees under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Investment Company Act of 1940, as amended (the "1940 Act"), and the regulations of NASDR. As discussed above, the Company is a NASDR member. NASDR has prescribed rules (Rule 2830 of the NASDR Conduct Rules) with respect to maximum commissions, charges and fees related to investment in any open-end investment company registered under the 1940 Act.




NET CAPITAL REQUIREMENTS

     As a registered broker-dealer and a member firm of NASDR, we are subject to the "net capital" rule of the Securities and Exchange Commission (the "Commission").
The "net capital" rule is applicable to all SEC registered broker dealers, including the Company. It is designed to protect the financial integrity ( and thus the customer accounts ) of the broker dealer by requiring the broker dealer to maintain minimum net capital and liquidity. A minimum part of the Company's assets must be kept in relatively liquid form. The Company must file a quarterly "focus report" with the SEC, reporting as to its net capital position. The Company must immediately report to the SEC and NASD if its net capital falls below the required minimum. Net capital is essentially defined as net worth (assets minus liabilities), plus qualifying subordinated borrowings and less certain mandatory deductions that result from excluding assets not readily convertible into cash and from valuing certain other assets, such as a firm's positions in securities, conservatively.

     Among these deductions are adjustments in the market value of securities to reflect the possibility of a market decline prior to disposition. We have elected to compute our net capital under the standard aggregate indebtedness method permitted by the net capital rule, which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a 15-to-1 ratio. Our required minimum net capital is now $100,000. As of December 31, 2001 we had NASD reported net capital of $ 1,022,889 and our ratio of aggregate indebtedness to net capital was .42 to 1.

     Failure to maintain the required net capital may subject a firm to suspension or expulsion by the NASD, the Commission and other regulatory bodies and ultimately may require its liquidation. We have met or exceeded all net capital requirements since the Company was started. The net capital rule also prohibits payments of dividends, redemption of stock and the prepayment or payment in respect of principal of subordinated indebtedness if net capital, after giving effect to the payment, redemption or repayment, would be less than a specified percentage of the minimum net capital requirement. Compliance with the net capital rule could limit those operations that require the intensive use of capital, such as underwriting and trading activities, and also could restrict our ability to withdraw capital, which in turn, could limit our ability to pay dividends, repay debt and redeem or purchase shares of our outstanding capital stock.

COMPETITION

     We encounter intense competition in all aspects of our securities business and compete directly with other securities firms, a significant number of which have greater capital and other resources. In addition to competition from firms currently in the securities business, there has recently been increasing competition from other sources, such as commercial banks and insurance companies offering financial services, and from other investment alternatives. We believes that the principal factors affecting competition in the securities industry are the quality and abilities of professional personnel, including their ability to effectuate a firm's commitments, and the quality, range and relative prices of services and products offered.

     Although we may expand the financial services we can render to our customers, we do not now offer as broad a range of financial services as national stock exchange member firms, commercial banks, insurance companies and others.

PERSONNEL

     At December 31, 2001, we had 13 full-time employees in addition to approximately 77 registered representatives. None of our personnel is covered by a collective bargaining agreement. We consider our relationships with our employees to be good.


----------------------------------------------------------------------
ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
-----------------------------------------------------------------------

OVERVIEW

    The following discussion should be read in conjunction with the Financial Statements of the Company and the Notes thereto appearing elsewhere herein.

OVERVIEW AND GENERAL INDUSTRY CONDITIONS

    Our primary sources of revenue are commissions earned from brokerage services. Our principal business activities are, by their nature, affected by many factors, including general economic and financial conditions, movement of interest rates, security valuations in the marketplace, regulatory changes, competitive conditions, transaction volume and market liquidity. Consequently, brokerage commission revenue and investment banking fees can be volatile. While we seek to maintain cost controls, a significant portion of our expenses is fixed and does not vary with market activity. As a result, substantial fluctuations can occur in our revenue and net income from period to period. Unless otherwise indicated, in this section, references to years are to fiscal years.

   The Company is a licensed insurance broker and we receive commission revenue as a result of our insurance operations. The
Company does not regard insurance revenue as material at this time.

   The following table reflects items in the Statements of Operations for the years ended December 31, 2000 and 2001.

                                            YEAR ENDED DECEMBER 31
                                             2000               2001
                                         ------------       -----------
REVENUE:

   Commissions .............             $  8,398,636         5,047,195
   Fees and other Income....                1,128,552           765,544
   Interest and Dividends...                  214,379           146,973
                                         ------------       -----------
   Total Revenue                            9,741,567         5,959,712

EXPENSES

   Brokerage ...............                6,879,182         4,021,682
   Clearing Fees ...........                  999,374           455,169
   Management Fee ..........                    -0-               -0-
   Other Operating Exp .....                2,562,682         1,406,051
                                         ------------       -----------
   Total Expense............               10,441,238         5,882,902
                                         ------------       -----------

NCOME (LOSS) FROM OPERATIONS                 (699,671)         (923,190)
Provision for Income Taxes                 2 (172,475)
                                         ------------       -----------
NET INCOME                               $   (279,869)         (279,869)



     Total revenue for the year ended December 31, 2001 decreased by $3,782,000 or 39% to $5,960,000 from $9,742,000 for the comparable period in 2000. This decline was due to a sharp reduction in securities transaction activity resulting from a general downward trend in securities prices.

     Commission revenue decreased by $3,351,000 or 40% to $5,047,000 for the year ended December 31, 2001 from $8,399,000 in 2000. The decrease was due to an overall decline in the Company's business, resulting in a decrease in the number of clients and transactions.

     Fees from clearing transaction charges and other income decreased by $375,000 or 28% for the year ended December 31, 2001 compared to the same period in 2000. This decrease was principally due to an overall decline in transactional business.

     Total operating expenses for the year ended December
31, 2001 decreased by $3,558,000 or 34% to $6,883,000 from
$10,441,000 for the same period in 2000. This decrease resulted from a reduction in transaction costs associated with decreased securities volume.

     Commissions to brokers decreased by $2,858,000 or 42% to $4,022,000 for the year ended December 31, 2001 from $6,879,000 in the prior year. This decrease is attributable to decreased sales volume and a decrease in the number of clients.

     Clearing costs decreased by $544,000 or 54% to $455,000 for the year ended December 31, 2001 from $999,000 in the prior year. Similar to the decrease in commissions to brokers, this decrease is attributable to the decreased transaction activity.

     We experienced $ 27,586 of customer writeoffs through December 31, 2001, due to defaults on margin indebtedness. We have augmented our opening account forms so that clients and potential clients are further aware of the responsibilities involved with carrying a margin account. We now have at our disposal database software which gives us more accurate information with regard to exposure in client accounts so that a potential account equity problem may be revealed earlier. We anticipate a lower rate of growth in this item for 2002, particularly through upgrades of our operating systems and equipment. We feel that the policies that we implemented are now working. In April and May of 2000, we experienced unusually high customer writeoffs due to significant defaults on margin indebtedness. These defaults on margin indebtedness were caused by a sudden and significant decrease in the value of certain stocks. We are diligently attempting to collect the funds owed through arbitration and litigation. To date, all cases heard by the NASD relating to these issues have been won by the Company. The total amount of unresolved claims by us against third parties at December 31, 2001 was approximately $600,000. The total dollar amount of unresolved claims against us at that date was approximately $114,000.The process is a lengthy one and is likely to continue for at least a year. As a result of the defaults, we have instituted a new policy whereby all margin accounts are immediately liquidated when the value of the collateral maintained for a customer decreases to 25% of the margin indebtedness. These liquidations are designed to increase the value of the collateral maintained for a customer to 50% of the margin indebtedness.


     Selling, general and administrative expense decreased $157,000 or .94% to $2,406,000 for the year ended December 31, 2001 from $2,563,000 in the prior year. This decrease was due to an effort to decrease overall spending partially offset by the recognition of expense relating to the issuance of stock options to key employees in 2001. During 2001, management issued 555,500 options to purchase its common stock at an exercise price of $.01 per share. As a result of issuance of these options, compensation expense totaling $688,000 was recorded in 2001 and is included in selling, general and administrative expenses in the Company's financial statements.

     The Company recorded income tax expense of $280,000 for the year ended December 31, 2001 and recorded an income tax benefit of $280,000 for the year ended December 31, 2000. The income tax expense recorded in 2001 was the result of the valuation allowance related to deferred tax benefits. Management recorded this allowance due to the fact that realization of future income tax benefits is dependent upon future income.

     Net loss was $1,203,000 for the year ended December 31, 2001 compared to a net loss of $420,000 for the same period in 2000. The principal causes of the increase in net loss were a decrease in operating revenues and the increase in expenses relating to the issuance of stock options in 2001.

     Revenues from insurance sales are not significant at this time.

LIQUIDITY AND CAPITAL RESOURCES

     Our assets are reasonably liquid with a substantial majority consisting of cash and cash equivalents, investment securities, and receivables from other broker-dealers and our clearing agent, all of which fluctuate depending upon the levels of customer business and trading activity. Receivables from broker-dealers and our clearing agent turn over rapidly. Both our total assets as well as the individual components as a percentage of total assets may vary significantly from period to period because of changes relating to customer demand, economic, market conditions and proprietary trading strategies. Our total net assets at December 31, 2001 were $1,086,000.

     As a broker-dealer, we are subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule15c3-1). The Rule requires maintenance of minimum net capital and that we maintain a ratio of aggregate indebtedness (as defined) to net capital (as defined) not exceed 15 to 1. Our minimum net capital requirement is $100,000. Under the Rule we are subject to certain restrictions on the use of capital and its related liquidity. Our net capital position at December 31, 2001 was $1,023,000 and our ratio of aggregate indebtedness to net capital was .42 to 1.

     Historically, we have financed our operations through cash flow from operations and the private placement of equity securities. We have not employed any significant leverage or debt.

     We believe that our capital structure is adequate for our current operations. We continually review our overall capital and funding needs to ensure that our capital base can support the estimated needs of the business. These reviews take into account business needs as well as the Company's regulatory capital requirements. Based upon these reviews, to take advantage of strong market conditions and to fully implement our expansion strategy, we believe that we will require increased net capital provided by the proceeds from private sales of its securities.

     During 2001, the Company issued 10,500 shares of its 7%, convertible, cumulative, $.01 par value preferred stock for proceeds of $105,000. The proceeds from the sale of this stock will be used to expand the Company's business and for general corporate purposes.

     The Company's cash and cash equivalents increased by $35,000 to $826,000 as of December 31, 2001, from $791,000 as of December 31, 2000. This increase was due to cash provided by investing and financing activities of $248,000 and $47,000, respectively, partially offset by cash used in operating activities of $260,000. For more information on the cash flows of the Company, please see the statement of cash flows included in the Company's financial statements appearing elsewhere herein.

EFFECTS OF INFLATION AND OTHER ECONOMIC FACTORS

     Market prices of securities are generally influenced by changes in rates of inflation, changes in interest rates and economic activity generally. Our revenues and net income are, in turn, principally affected by changes in market prices and levels of market activity. Moreover, the rate of inflation affects our expenses, such as employee compensation, occupancy expenses and communications costs, which may not be readily recoverable in the prices of services offered to our customers. To the extent inflation, interest rates or levels of economic activity adversely affect market prices of securities, our financial condition and results of operations will also be adversely affected.

-----------------------------------------------------------------------
ITEM 3.  DESCRIPTION OF PROPERTY
-----------------------------------------------------------------------

     Our principal executive offices are located at 275 Parkway 575, Suite 100, Woodstock, GA 30188 where the Company leases approximately 4,700 square feet of office space from White Mountain Partners, Inc. an affiliated entity. The lease for these premises expires in October, 2005. See "Certain Transactions."


-----------------------------------------------------------------------
ITEM 4:  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
         MANAGEMENT
-----------------------------------------------------------------------

     The following table sets forth the record ownership of our Common Stock (the Company's only class of stock) as of December 31 , 2001 as to (i) each person or entity who owns more than five percent (5%) of any class of our Securities (including those shares subject to outstanding options), ( ii) each person named in the table appearing in "Remuneration of Directors and Officers", and (iii) all officers and directors of the Company as a group.

NAME & ADDRESS              SHARES OWNED          PERCENT OF CLASS
--------------              ------------          ----------------

William Raike, III           12,816,000                  75.0%

Morris Brunson                1,544,000                   9.0%

William Bertsche                800,000                   4.7%

                TOTAL        15,160,000                  88.7%

OFFICERS & DIRECTORS AS
A GROUP                      15,160,000                  88.7%


    To the best of our knowledge, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock owned by them, subject to community property laws where
applicable.   The above referenced number of shares does not include
shares available upon exercise of the options described in the table below.

    Other than Common Stock, we have no class of voting or non-voting stock outstanding.

OPTIONS

     In January, 1998 our Board Adopted the Raike Financial Stock Option Plan and authorized the reservation of 800,000 shares of our Common Stock for issuance pursuant to the Plan. The Plan is intended to provide qualified stock options under the Internal Revenue Code to employees, registered representatives, consultants and others in the service of the Company, in recognition of services rendered.

     The options are to be issued upon such terms and restrictions as shall be determined by the Stock Option Committee of our Board of Directors.

     Neither the options nor the underlying Common Stock are registered for public sale under the securities laws. The options Common Stock cannot be transferred unless so registered or pursuant to an opinion of counsel that such registration is not required.
In December 1998, we adopted the 1998 Employee Stock Option Plan, (the "Plan"). See below under "Executive Compensation." During 1998, 1999 and 2000 the Company did not grant any options or issue any shares under the Plan.

     In 2001 555,500 options were issued to 21 persons, either as employees or consultants. These options are all exercisable at $.01 per share and expire December 31, 2003. Certain options are subject to vesting requirements and will expire if the individual leaves the service of the Company.

    The following table sets forth the options, warrants and other rights to purchase our Common Stock as of December 31, 2001, as to i) each person or entity who owns more than five percent (5%) of any class of our securities (including those shares subject to outstanding options), ii) each person named in the table appearing in "Remuneration of Directors and Officers", and iii) all officers and directors of the Company as a group.

    Name and Title                                  Options
    --------------                                  -------

    Carrie Wisniewski, Director                     40, 000
----------------------------------------------------------------------
                               purchase Common Stock at $.01 per share
    All Officers and Directors
    as a Group (1 in number )                       40,0000


-----------------------------------------------------------------------
ITEM 5:  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
         CONTROL PERSONS
-----------------------------------------------------------------------

     Set forth below is information regarding our directors and
executive officers.   We have no other management employees besides
those described below, and there are currently no other persons under consideration to become directors or executive officers.

NAME                            AGE      POSITION
----                            ---      --------

William J. Raike, III           43       Chairman, President and CEO

Shannon Raike                   31       Executive Vice President,
                                         Treasurer and CFO

Morris L. Brunson               65       Director

William D. Bertsche             60       Director

Carrie Wisniewski               40       Director


     The Board of Directors has designated an Audit Committee of the Board of Directors consisting of three Directors, that will review the scope of accounting audits, review with the independent auditors the corporate accounting practices and policies and recommend to whom reports should be submitted within the Company, review with the independent auditors their final report, review with internal and independent auditors overall accounting and financial controls, and be available to the independent auditors during the year for consultation purposes. The Board of Directors has also designated a Compensation Committee of the Board of Directors consisting of three Directors, which will review the performance of senior management, recommend appropriate compensation levels and approve the issuance of stock options pursuant to the Company's stock option plan. All Directors and officers of the Company serve until their successors are duly elected and qualify.

     The Audit committee consists of Morris Brunson, Carrie
Wisniewski, and Shannon Raike.

The Compensation Committee consists of Morris Brunson, William
Raike, and William Bertsche.

William J. Raike, III, Chairman, President and CEO

     Mr. Raike's fifteen-year tenure in the financial services industry has been marked with numerous accomplishments. His brokerage career began as a Financial Consultant with the NASD member national brokerage firm JW Gant & Co., where he started as a trainee and in less than five years was promoted to vice-president and branch manager in Atlanta, Ga. Mr. Raike later spent approximately two years with Davenport & Co., a NYSE Member Firm located in Richmond, VA and approximately two years as owner-operator of First Colonial Securities, an independent NASD member firm. Mr. Raike formed Raike Financial Group, Inc. in March of 1995 and through his extensive knowledge of the securities industry has been successful in growing the Company from 2 registered representatives and $200,000.00 in 1995 to over 100 registered representatives and approximately $10,000,000.00 in revenues in five years. Mr. Raike oversees all divisions of the Company holds the Series 4(Registered Options Principal), 7(General Securities Representative), 24(General Securities Principal), 55 (Equity Trader), 63(State Securities License) and 65(Registered Investment Advisor) licenses.

Shannon L. Raike, Vice President, Treasurer and CFO

     Shannon Raike graduated from Brenau College with an associates degree in accounting. Upon graduating from college in 1992, Mrs. Raike held an accounting position with Nuclear Support Services, Inc. where she gained extensive experience in corporate accounting and federal rules and regulations surrounding the nuclear power industry. Mrs. Raike also held previous positions with Associated Consumers and Henze Services, both in the nuclear power industry, in the accounting and payroll departments. Since Raike Financial's inception in 1995, Mrs. Raike has been the Chief Financial Officer in charge of all administrative and operational aspects of a broker/dealer. She is licensed in the Series 27(Financial Operations Principal) and 28(Introducing Broker-Dealer Financial Operations Principal) and acts as financial principal to the firm. Currently, she leads the operations and finance departments at Raike Financial Group, Inc.

     William Raike and Shannon Raike have been married since 1992.

Morris L. Brunson, Director

     Mr. Brunson graduated from Berry College in 1958 with a degree in Business Administration with a concentration in Accounting. His career has been spent in the accounting and financial areas primarily in the health care business. From 1980 to 1999 he was the Accounting Manager for Floyd Medical Center, a Cost Accountant for Ledbetter Construction Co. and during the 1980's held several positions at the American Red Cross including fundraising and training and the appropriations committee of the United Way ( 1991 to 1993 ) . He retired from Floyd Medical Center in 1999 to pursue the management of several personal investments.

William D. Bertsche, Director

     Mr. Bertsche was educated at Santa Rosa College in Santa Rosa, CA and at River Falls College in WI. At an early age, Mr. Bertsche previously managed a family business in the dairy industry (1959 to 1968) and since has actively invested in several small companies in the private security industry (1973 to the present) . He is an entrepreneur and has been self employed for the better part of his life and spends his time managing his personal investments.

Carrie Wisniewski, Director

     Ms. Wisniewski has over 16 years of securities industry experience and has an MBA in finance as well as Certified Financial Planner. Ms. Wisniewski began her career at Merrill Lynch as a registered representative and later served in the compliance department. Most recently she was employed by the Atlanta district office of the NASD as a senior compliance examiner, where she earned several awards for outstanding achievements. In 1994, Carrie formed B/D Compliance Associates, Inc., an independent compliance consulting firm, where she serves as president. Carrie holds the Series 7 (General Securities Representative), Series 24 (General Securities

Principal), Series 53 (Municipal securities Principal), Series 27 (Financial & Operations Principal), and Series 4 (Registered Options Principal) securities licenses. She also serves as an NASD arbitrator and an expert witness in cases involving NASD compliance issues.


-----------------------------------------------------------------------
ITEM 6:  EXECUTIVE COMPENSATION
-----------------------------------------------------------------------

     The following table sets forth the current annual salaries of i) each of our two highest-paid officers and ii) the Company's officers or directors as a group:


NAME OR IDENTITY OF GROUP       TITLE                        COMPENSATION
-------------------------------------------------------------------------
William J. Raike, III           Chairman, President          $   130,000
                                and CEO

Shannon L. Raike                Executive Vice-President     $   120,000
                                Treasurer and CFO

TOTAL SALARIES FOR THE YEAR
2000 OF OFFICERS AND DIRECTORS
AS A GROUP                                                   $   250,000
-------------------------------------------------------------------------

-------------------------------------------------------------------------
ITEM 7:  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
-------------------------------------------------------------------------

     The Company has outstanding loans to certain affiliated parties. As of December 31, 2000, Raike & Associates, L.L.C. owed the Company $34,115. In addition, the Company had loans outstanding as of December 31, 2000 to the majority shareholder of the Company totaling $31,554. These loans were either written off or paid in full as of December 31, 2001.

     The Company has entered into an employment agreement with the majority shareholders of the Company. This employment agreement calls for annual salaries totaling $250,000. Additionally, the majority shareholders are to receive a bonus equal to 2.5% of revenues of the Company. During 2001, this bonus totaled $148,678, of which $100,000 was forgone by the majority shareholders. Additionally in 2001, the majority shareholders declined $31,554 in salary. During 2000, the majority shareholders received their annual salaries and $243,348 in bonuses.

     As of December 31, 2001 and 2000, the Company has advanced approximately $121,000 and $113,000, respectively, to Fresco Foods, LLC a restaurant partially owned by the majority shareholders of the Company. This advance is payable on demand, unsecured, and bears interest at an annual rate of 10%.

     Effective October 13, 2000, the Company signed a five-year lease for approximately 4,500 square feet of office space at a rate of $18 per square foot or $84,000 per year. The lessor is White Mountain Partners, Inc., a corporation wholly owned by the majority shareholders of the Company. Rent expense for the years ended
December 31, 2001 and 2000 approximated $85,000 and $59,000, respectively.

-------------------------------------------------------------------------
ITEM 8:  DESCRIPTION OF SECURITIES
-------------------------------------------------------------------------

     The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, par value $0.01 per share.

COMMON STOCK

     As of December 31, 2001 there were 17,096,752 shares of Common Stock issued, held of record by 96 stockholders. Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Stockholders do not have cumulative voting rights. Holders of Common Stock are entitled to receive ratably such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefore. See "Dividend Policy." In the event of a dissolution, liquidation or winding-up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities. Holders of Common Stock have no right to convert their Common Stock into any other securities. The Common Stock has no preemptive or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and the Common Stock to be outstanding upon completion of this Offering will be, duly authorized, validly issued, fully paid and nonassessable.

SERIES A PREFERRED STOCK

     As of December 31, 2001 we had issued 10,500 shares of Series A Convertible Preferred Stock. The following is a brief description of the material terms of the Series A Preferred Stock.

     Dividends. The Series A Preferred Stock will be entitled to receive dividends at the rate of 7% per annum based on the liquidation preference of $10.00 per share. Dividends will be paid on a semi-annual basis. Dividends on the Series A Preferred Stock will be cumulative from the date of original issue. No dividend may be paid, with respect to any shares of a class or series of our stock ranking on a parity in payment of dividends with the Series A Preferred Stock unless at the same time a like proportionate dividend is paid for the Series A Preferred Stock. No dividend or distribution may be paid with respect to any junior stock, nor may we acquire any shares of junior stock or Preferred Stock for value unless all dividends on the Series A Preferred Stock have been paid, up to date. "Junior stock" means our Common Stock and any other class or series of stock over which the Series A Preferred Stock has preference or priority in the payment of dividends and with respect to distribution of assets of any liquidation or dissolution of our company.

     Cash dividends are subject to any requirements imposed by the Georgia Business Corporation Act. If our board of directors determines that we do not have the financial resources to distribute a dividend for any payment date, then such dividend shall not be paid at the payment date whether earned or declared, but shall cumulate with additional dividends from any prior unpaid dividends, and be distributed to the holders at a later date.

     Voting rights. The holders of the Series A Preferred Stock are generally not entitled to vote on matters submitted to a vote, at a meeting of shareholders, except as required by Georgia law.

     Liquidation preference. In the event of our liquidation or dissolution, the holders of the Series A Preferred Stock shall be entitled to receive out of our assets available for distribution to stockholders, before any distribution of assets is made to the holders of our Common Stock or any securities junior to the Series A Preferred Stock, $10.00 per share.

     Conversion rights, Redemption and Automatic conversion. Any time after issuance and before redemption, the holders of the Series A Preferred Stock may convert their shares into shares of Common Stock at the exchange ratio of five shares of Common Stock for each share of Series A Preferred Stock.

     The conversion ratio is subject to adjustment in certain events, including payment of stock dividends on our Common Stock and stock splits. The shares of the Series A Preferred Stock are not subject to anti-dilution provisions triggered by the issuance of additional shares of Common Stock or securities convertible or exchangeable for Common Stock.

     We may redeem the outstanding shares of the Series A Preferred Stock at any time upon 30 days written notice.

     Shares of Series A Preferred Stock will automatically be converted into shares of our Common Stock on the occurrence of either of the following events: (a) the filing by us of a public offering registration statement; or (b) our company is sold, merges or consolidates with a third party, which third party is the surviving party.

WARRANTS

     As of December 31 we had issued 26,250 Class a Warrants and 26,250 Class B Warrants . The following is a brief description of the
Warrants:

     The Class A and Class B Warrants are issued in accordance with the warrant agreement between Interwest Stock Transfer, Inc., the warrant agent, and us. Each Class A Warrant will entitle the holder to purchase one share of our Common Stock upon payment of $2.00 prior to its expiration date. Each Class B Warrant will entitle the holder to purchase one share of our Common Stock upon payment of $3.00 prior to its expiration date. The Class A Warrants will expire at 5:00 PM Eastern Time, January 31, 2003. The Class B Warrants will expire at 5:00 PM Eastern Time, July 31, 2004. Other than the exercise price and the expiration date there are no differences between the Class A Warrants and Class B Warrants.

     Commencing immediately, we may redeem your warrants upon 30 days notice at $0.01 per Warrant when the closing bid price of the Common Stock equals or exceeds $3.00 in the case of the Class A Warrants and $4.50 in the case of the Class B Warrants for 20 consecutive trading days ending three days prior to the mailing of the notice of redemption. You will have the right to exercise your Warrants until the close of business on the date fixed for redemption. If we redeem any of the Warrants, then we must redeem all of the Warrants remaining unexercised at the end of the redemption period.

     The exercise price of the Warrants and the number of shares of Common Stock that may be issued upon the exercise of the Warrants will be adjusted upon the occurrence of specific events, including stock dividends, stock splits, combinations or reclassifications of our Common Stock. Additionally, an adjustment would be made in the case of a reclassification or exchange of Common Stock, consolidation or merger other than a consolidation or merger in which we are the surviving corporation, or sale of all or substantially all of our assets, in order to enable Warrant holders to acquire the kind and number of shares of stock or other securities or property receivable in such event by a holder of the number of shares of Common Stock that might otherwise have been purchased upon the exercise of the Warrant.

     The holder of any Warrant may exercise the Warrant by surrendering the Warrant certificate to the Warrant agent, with the subscription form properly completed and executed, together with payment of the exercise price. No fractional shares will be issued upon the exercise of the Warrants. The exercise price of the Warrants bears no relationship to any objective criteria of value and should in no event be regarded as an indication of any future market price of the securities offered in this offering.

     We and the Warrant agent may make such modifications to the Warrants as we consider necessary and desirable that do not adversely affect the interests of the Warrant holders. We may, in our sole discretion, lower the exercise price of the Warrants for a period of no less than 30 days on not less than 30 days prior written notice to the Warrant holders and the representative. Modification of the number of shares that may be acquired upon the exercise of any Warrant, the exercise price, other than as provided in the preceding sentence, and the expiration date with respect to any Warrant requires the consent of at least two-thirds of the outstanding Warrants.

     Holders of the Warrants have no voting rights until such time as the Warrants are exercised and our underlying Common Stock is issued to the holder. Upon the issuance of our Common Stock to the holders of the Warrants, the holders shall have the same rights as any other shareholder owning our Common Stock.

GEORGIA LAW AND CERTAIN CHARTER PROVISIONS

     The Charter of the Company provides that the Company shall indemnify its currently acting and its former Directors and officers against any and all liabilities and expenses incurred in connection with their services in such capacities to the maximum extent permitted by the Georgia Corporation Law, as from time to time amended (the "GCL"). If approved by the Board of Directors, the Company may indemnify its employees, agents and persons who serve or have served, at its request as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture or other enterprise to the extent determined to be appropriate by the Board of Directors. The Company shall advance expenses to its Directors and officers entitled to mandatory indemnification to the maximum extent permitted by the Georgia Corporation Law and may in the discretion of the Board of Directors advance expenses to employees, agents and others who may be granted indemnification.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. Furthermore, the Charter of the Company provides that, to the fullest extent permitted by the GCL as it may be amended from time to time, no Director or officer of the Company shall be liable to the Company or its stockholders for monetary damages arising out of events occurring at the time such person is serving as a Director or officer, regardless of whether such person is a Director or officer at the time of a proceeding in which liability is asserted. Under current Georgia law, the effect of this provision is to eliminate the rights of the Company and its stockholders to recover monetary damages from a Director or officer except (i) to the extent that it is proved that the Director or officer actually received an improper benefit, or profit in money, property, or services for the amount of the benefit or profit in money, property or services actually received, or (ii) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. In situations to which the Charter provision applies, the remedies available to the Company or a stockholder are limited to equitable remedies such as injunction or rescission.

                              PART II

-------------------------------------------------------------------------
ITEM 1:  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
         EQUITY AND OTHER SHAREHOLDER MATTERS
-------------------------------------------------------------------------

     Our Common Stock is not currently traded on any market. We intend to request one or more broker dealers to quote and trade our Common Stock on the OTC Bulletin Board at such time as we become a reporting company under Securities and Exchange Commission regulations.

     We have not paid any cash dividends on our Common Stock and we anticipate that, for the foreseeable future, earnings, if any, will continue to be retained for use in our business. As of December 31, 2001, the number of record holders of the Company's Common Stock was 96.


-------------------------------------------------------------------------
ITEM 2:  LEGAL PROCEEDINGS
-------------------------------------------------------------------------

    Many aspects of our business involve substantial risks of liability, including exposure under federal and state securities laws in connection with the distribution of mutual funds and other securities products and the providing of investment advisory services. We presently maintain a blanket broker bond to cover fraud. In recent years, there has been an increasing incidence of litigation involving the securities industry, including class actions which generally seek rescission and substantial damages. Additionally, securities brokerage firms become subject to arbitration claims brought by dissatisfied customers in the general course of business. We have been and are currently a party to such proceedings, none of which has resulted or is expected to result in any material liability. Recent market volatility has also brought with it an increase in defaults in customer loans and in our corresponding pursuit of bad debts

    The Company is subject to routine litigation incidental to its business, including claims by the Company to recover defaulted margin indebtedness and customer claims against brokers in which the Company is named as a co-respondent. The Company is vigorously litigating each of these claims and believes on the advice of its counsel that each of the claims against the Company is without merit and will not result in significant recovery to the claimant from the Company or a finding of any material liability of the Company. The total amount of unresolved claims by us against third parties at December
31, 2001 was approximately $600,000. The total dollar amount of unresolved claims against us at that date was approximately $114,000.


-------------------------------------------------------------------------
ITEM 3.   CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS
-------------------------------------------------------------------------

    On January 22, 2002, the Company engaged Porter Keadle Moore, LLP independent accountants to audit the Company's financial statements for the year ended December 31, 2001 and elected not to renew the engagement the Company's previous independent accountants, Davis Auditing & Accounting. No adverse opinions or disclaimers of opinion were given by Davis Auditing & Accounting during the years ended December 31, 2000 or 1999, nor were any of their opinions qualified as to uncertainty, audit scope, or accounting principle, during the time Davis Auditing & Accounting was engaged. There were no disagreements or "reportable events" of any nature between the Company and Davis Auditing & Accounting during the years ended December 31, 2000 and 1999, and the subsequent interim period through January 22, 2002.

-------------------------------------------------------------------------
ITEM 4: RECENT SALES OF UNREGISTERED SECURITIES
-------------------------------------------------------------------------

     The Company engaged in the following sales of unregistered securities during the three years ended December 31, 2001:

     The Company sold no shares of Common Stock in 1998.

     In 1999 and 2000 the Company conducted a private placement of its Common Stock pursuant to Rule 506 of SEC Regulation D. All shares were purchased for investment and not with a view to distribution. Certificates for all shares carry a restrictive legend preventing their further transfer absent registration or an exemption. In 1999, 280,800 shares were sold to 21 shareholders for $386,100. In 2000, 807,952 shares were sold to 66 shareholders for $1,135,206.

     Our president, William J. Raike III sold  Common  Stock  in
1998 and 1999 in private sale transactions exempt from registration pursuant to section 4(2) of the Securities Act of 1933. All shares were purchased for investment and not with a view to distribution. Certificates for all shares carry a restrictive legend preventing their further transfer absent registration or an exemption. Proceeds of sale were contributed by Mr. Raike to the equity capital of the Company. No underwriting discounts or commissions were paid with respect to such sales.

     The Company and the selling shareholder relied on Sections 3 and 4(2) of the Securities Act of 1933 for exemption from the registration requirements of such Act. Each investor was personally known to Mr. Raike prior to making the investment and was furnished with information concerning the formation and operations of our Company, and each had the opportunity to verify the information supplied. Additionally, we obtained a signed representation from each of the foregoing persons in connection with the purchase of the Common Stock of his or her intent to acquire such Common Stock for the purpose of investment only, and not with a view toward the subsequent distribution thereof. Each of the certificates representing the Common Stock of the Company has been stamped with a legend restricting transfer of the securities represented thereby and we have issued stop transfer instructions to the Transfer Agent for our Common Stock concerning all certificates representing the Common Stock issued in the above-described transactions. The above represent present-day ownership.

     On August 1, 2001, we commenced a private placement of up to 100,000 shares of Series A 7% Convertible Cumulative Redeemable Preferred Stock plus 250,000 Class A Warrants and 250,000 Class B Warrants in Units consisting of 1,000 shares of Preferred Stock, 2,500 Class A and 2,500 Class B Warrants. The offering is intended to qualify as an exempt offering under SEC Rule 506. As of December 31, 2001 the offering was extended by our Board of Directors to a date no later than March 31, 2002.

    Through December 31, 2001 10.5 Units have been sold to 8 investors at an aggregate offering price of $ 105,000.

    The Common Stock was offered and sold in 1999 and 2000 and the Preferred Stock and Warrants were offered and sold in 2001 in separate offerings pursuant to Rule 506 of Regulation D under the Securities Act of 1933 and not registered for public sale under the securities laws. Certificates for the Preferred Stock, Warrants and Common Stock bear restrictive legends that prevent transfer (including the underlying securities ) unless the securities are so registered or pursuant to an opinion of counsel that such registration is not required.

     In December, 1998 our Board Adopted the Raike Financial Stock Option Plan and authorized the reservation of 800,000 shares of our Common Stock for issuance pursuant to the Plan. No options were issued in 1998, 1999 or 2000. In 2001 through December 31, 2001, 555,500 options were issued to 20 persons, either as employees or consultants. These options are all exercisable at $.01 per share and expire December 31, 2003. Certain options are subject to vesting requirements and will expire if the individual leaves the service of the Company.

     Neither the options nor the underlying Common Stock have been registered for public sale under the securities laws. The options and underlying Common Stock cannot be transferred unless so registered or pursuant to an opinion of counsel that such registration is not required.

-------------------------------------------------------------------------
ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS
-------------------------------------------------------------------------

     Our bylaws provide for indemnification of directors and officers to the full extent provided by law.

     Section 14-2-832 of the Georgia Business Corporation Act permits (and the Company's Certificate of Incorporation and Bylaws, which are incorporated by reference herein) authorize indemnification of directors and officers of the Company and officers and directors of another corporation, partnership, joint venture, trust, or other enterprise who serve at the request of the Company, against expenses, including attorneys fees, judgments, fines and amounts paid in settlement actually and reasonable incurred by such person in connection with any action, suit or proceeding in which such person is a party by reason of such person being or having been a director or officer of the Company or at the request of the Company, if he conducted himself in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The Company may not indemnify an officer or a director with respect to any claim, issue or matter as to which such officer or director shall have been adjudged to be liable to the Company, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. To the extent that an officer or director is successful on the merits or otherwise in defense on the merits or otherwise in defense of any action, suit or proceeding with respect to which such person is entitled to indemnification, or in defense of any claim, issue or matter therein, such person is entitled to be indemnified against expenses, including attorney's fees, actually and reasonably incurred by him in connection therewith.

     The circumstances under which indemnification is granted in an action brought on behalf of the Company are generally the same as those set forth above; however, expenses incurred by an officer or a director in defending a civil or criminal action, suit or proceeding may be paid by the Company in advance of final disposition upon receipt of an undertaking by or on behalf of such officer or director to repay such amount if it is ultimately determined that such officer or director is not entitled to indemnification by the Company.

     The Company also maintains insurance on its directors and officers, which covers liabilities under the federal securities laws.

                              PART F/S

-------------------------------------------------------------------------
                   INDEX TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------






          The following financial statements are included herein:

          Report of Independent Certified Public Accountants

          Balance Sheets as of December 31, 2001 and 2000

          Statements of Operations for the years ended
          December 31, 2001 and 2000

          Statements of Shareholders' Equity for the years ended December 31, 2001 and 2000

          Statements of Cash Flows for the years ended
          December 31, 2001 and 2000

          Notes to Financial Statements

          Supplemental Schedule - Computation of Net Capital
          Under Rule 15c3-1 of the Securities and Exchange
          Commission

                   [PORTER KEADLE MOORE, LLP LETTERHEAD]








 Report on Internal Control Structure Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3




To the Board of Directors and Shareholders
Raike Financial Group, Inc.:


In planning and performing our audit of the financial statements and supplemental schedule of Raike Financial Group, Inc. (the "Company"), for the year ended December 31, 2001, we considered its internal control structure, including activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2.   Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's ("SEC") above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives, except that the Company prepared and reported the computation of net capital at December 31, 2001 based on a preliminary trial balance, which differed from the final trial balance.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



                                        /s/PORTER KEADLE MOORE, LLP

Atlanta, Georgia
February 1, 2002

               [PORTER KEADLE MOORE, LLP LETTERHEAD]









           REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS




To the Shareholders
Raike Financial Group, Inc.:


We have audited the accompanying balance sheet of Raike Financial Group, Inc. (the "Company") as of December 31, 2001, and the related statement of operations, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Raike Financial Group, Inc. as of and for the year ended December 31, 2000, were audited by other auditors, whose report dated January 1, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the financial position of Raike Financial Group, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.


                                         /S/PORTER KEADLE MOORE, LLP


Atlanta, Georgia
February 1, 2002

                    RAIKE FINANCIAL GROUP, INC.

                          Balance Sheets

                    December 31, 2001 and 2000


                                                   2001              2000
                                               ------------      -------------

                         Assets
                         ------

Cash and cash equivalents                      $    826,430            791,194
Certificate of deposit                              134,315            126,133
Marketable investment securities, at
  market value                                      153,147            194,563
Furniture, fixtures, and equipment,
  at cost, net of accumulated depreciation
  of $45,980 and $34,010, respectively               19,912             28,667
Commissions receivable                              357,536            312,704
Mortgage receivable                                    -               259,890
Deferred tax asset                                     -               279,869
Other assets                                        148,249            241,881
                                               ------------      -------------
                                               $  1,639,589          2,234,901
                                               ============      =============

         Liabilities and Shareholders' Equity
         ------------------------------------

Liabilities:
  Accounts payable                             $     66,721            310,180
  Commissions payable                               308,712            213,988
  Other liabilities                                  50,000             22,663
  Trading margin                                    127,897            185,752
                                               ------------      -------------
     Total liabilities                              553,330            732,583
                                               ============      =============

Commitments and contingencies

Shareholders' equity:
  Convertible cumulative preferred stock
    of $.01 par value; 5,000,000 shares
    authorized; 10,500 shares issued and
    outstanding in 2001                                 105               -
  Common stock of $.01 par value;
    20,000,000 shares authorized;
    17,096,752 issued in 2001 and 2000              170,968            170,968
  Additional paid-in capital                      2,529,178          1,742,283
  Accumulated deficit                            (1,539,742)          (336,683)
  Treasury stock; 60,000 shares in 2001
    and 2000                                        (74,250)           (74,250)
                                               ------------      -------------
      Total shareholders' equity                  1,086,259          1,502,318
                                               ------------      -------------
                                               $  1,639,589          2,234,901
                                               ============      =============






See accompanying notes to financial statements.

                       RAIKE FINANCIAL GROUP, INC.

                         Statements of Operations

             For the Years Ended December 31, 2001 and 2000

                                                    2001               2000
                                                ------------      -------------

Operating income:

  Commissions                                   $  5,047,195          8,398,636
  Interest and dividends                             146,973            214,379
  Losses on marketable investment securities        (178,465)          (190,857)
  Other fees                                         944,009          1,319,409
                                                ------------      -------------
     Total operating income                        5,959,712          9,741,567
                                                ------------      -------------

Operating expenses:
  Commissions to brokers                           4,021,682          6,879,182
  Clearing costs                                     455,169            999,374
  Selling, general and administrative
    expenses                                       2,406,051          2,562,682
                                                ------------      -------------
     Total operating expenses                      6,882,902         10,441,238

     Net loss from operations                       (923,190)          (699,671)

Income tax expense (benefit)                         279,869           (279,869)
                                                ------------      -------------
     Net loss                                   $ (1,203,059)          (419,802)
                                                ============      =============

Net loss per share, based on weighted
  average shares outstanding of
  17,096,752 in 2001 and 16,640,552 in 2000     $       (.07)              (.03)
                                                ============      =============





See accompanying notes to financial statements.

                         RAIKE FINANCIAL GROUP, INC.

                      Statements of Shareholders' Equity

               For the Years Ended December 31, 2001 and 2000


                                                                       Retained
                                                          Addt'l       Earnings                    Total
                                   Preferred   Common     Paid-In     (Accumulated    Treasury   Shareholders'
                                    Stock      Stock      Capital       Deficit         Stock       Equity
                                   ---------   ------    ---------    ------------    ---------  ------------

Balance at December 31, 1999       $    -      162,888     615,157          83,119     (49,500)       811,664

Proceeds from private placement
  stock sales                           -        8,080   1,127,126            -           -         1,135,206
Repurchase of treasury stock
  (20,000 shares)                       -         -           -               -        (24,750)       (24,750)
Net loss                                -         -           -           (419,802)       -          (419,802)
                                   ---------   -------   ---------    ------------    --------   ------------

Balance at December 31, 2000            -      170,968   1,742,283        (336,683)    (74,250)     1,502,318

Proceeds from private placement
  stock sales                            105      -        104,895            -           -           105,000
Stock options issued                    -         -        682,000            -           -           682,000
Net loss                                -         -           -         (1,203,059)       -        (1,203,059)
                                   ---------   -------   ---------    ------------    --------   ------------
Balance at December 31, 2001       $     105   170,968   2,529,178      (1,539,742)    (74,250)     1,086,259
                                   =========   =======   =========    ============    ========   ============




See accompanying notes to financial statements.

                       RAIKE FINANCIAL GROUP, INC.

                        Statements of Cash Flows

           For the Years Ended December 31, 2001 and 2000

                                                    2001               2000
                                                ------------      -------------
Cash flows from operating activities:
Net loss                                        $ (1,203,059)          (419,802)
Adjustments to reconcile net loss to net
  cash used in operating activities:
    Depreciation                                      11,970             11,089
    Compensation expense related to stock
      options issued                                 682,000               -
    Provision for deferred taxes                     279,869           (279,869)
    Change in marketable investment securities        41,416           (180,576)
    Change in commissions receivable                 (44,832)           277,553
    Change in accounts payable                      (243,459)           289,711
    Change in commissions payable                     94,724           (344,856)
    Change in other                                  120,969            (64,146)
                                                ------------      -------------
       Net cash used in operating activities        (260,402)          (710,896)
                                                ------------      -------------
Cash flows from investing activities:
  Proceeds from mortgage receivable                  259,890               -
  Purchases of furniture, fixtures and equipment      (3,215)           (24,074)
  Advances on mortgage receivable                       -              (259,890)
  Change in certificate of deposit                    (8,182)            (6,133)
                                                ------------      -------------
       Net cash provided (used) in investing
       activities                                    248,493           (290,097)
                                                ------------      -------------
Cash flows from financing activities:
  Proceeds from private placement stock sales        105,000          1,135,206
  Net change in trading margin                       (57,855)           185,752
  Repurchase of treasury stock                          -               (24,750)
                                                ------------      -------------
      Net cash provided by financing activities       47,145          1,296,208
                                                ------------      -------------
      Net change in cash                              35,236            295,215
                                                ------------      -------------
Cash at beginning of period                          791,194            495,979
                                                ------------      -------------
Cash at end of period                           $    826,430            791,194
                                                ============      =============
Supplemental disclosure of cash paid for:
  Interest                                      $     18,071             14,460
  Income taxes                                  $       -                20,469

Supplemental disclosure of non-cash
financing activities:
  Issuance of stock options                     $    682,000               -






See accompanying notes to financial statements.

                     RAIKE FINANCIAL GROUP, INC.

                    Notes to Financial Statements


(1)  Description of Business and Summary of Significant
     Accounting Policies
     --------------------------------------------------

Business
--------
Raike Financial Group, Inc. (the "Company") is a full service securities brokerage firm, which has been in business since 1995. The Company is registered as a broker-dealer with the National Association of Securities Dealers ("NASD") in 46 states and also as a municipal securities dealer with the Municipal Securities Regulation Board ("MSRB"). The Company is subject to net capital and other regulations of the U.S. Securities and Exchange Commission ("SEC"). The Company offers full service commission and fee based money management services to individual and institutional investors. The Company maintains a custody-clearing relationship with Southwest Securities, Inc.

Basis of Presentation
---------------------
The accounting and reporting policies of the Company conform to generally accepted accounting principles ("GAAP") and to general practices within the broker-dealer industry. The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

Revenue Recognition and Commissions Receivable
----------------------------------------------
Commissions represent the spread between buy and sell transactions processed and net fees charged to customers on a transaction basis for buy and sell transactions processed.
Commissions are recorded on a settlement date basis, which does not differ materially from trade date basis.

Marketable Investment Securities
--------------------------------
Marketable investment securities are recorded at their market value, with the difference between cost and market reflected as unrealized gain or loss in the statement of operations.
Marketable investment securities transactions of the Company are recorded on a trade date basis.

Furniture, Fixtures and Equipment
---------------------------------
Furniture, fixtures and equipment are reported at cost less accumulated depreciation. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the assets (three to seven years).

Income Taxes
------------
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Additionally, the recognition of future tax benefits, such as net operating loss carryforwards, is required to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company's assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

                 RAIKE FINANCIAL GROUP, INC.

(1)  Description of Business and Summary of Significant
     Accounting Policies, continued
     --------------------------------------------------

Cash and Cash Equivalents
-------------------------
For purposes of the statements of cash flow, the Company considers all investments with an original maturity of three months or less to be a cash equivalent. As of December 31, 2001 and 2000, the Company maintained cash balances with financial institutions and brokerage companies totaling $648,429 and $647,863, respectively, that exceeded the Federal deposit insurance limits, where applicable.

Trading Margin
--------------
Trading margin represents amounts loaned to the Company to purchase certain marketable investment securities. The trading margin is collateralized by the Company's marketable investment securities and bears interest at a floating rate.

Treasury Stock
--------------
Treasury stock is accounted for by the cost method. Subsequent reissuances are accounted for at average cost.

Net Earnings (Loss) Per Share
-----------------------------
The Company is required to report earnings (loss) per share on the face of the statement of operations with and without the dilutive effects of potential common stock issuances from instruments such as options, convertible securities and warrants. Additionally, the Company must reconcile the amounts used in the computation of both "basic earnings per share" and "diluted earnings per share." During the year ended December 31, 2001, the Company had potential common stock issuances outstanding totaling 608,000 related to stock options and warrants. However, the effect of these potential common stock issuances would be anti-dilutive, due to the net loss for the year, and thus the effect of these potential common stock issuances have been excluded from the computation of net loss per share. During the year ended December 31, 2000, the Company had no potential common stock issuances outstanding.

(2)  Related Party Transactions and Commitments
     ------------------------------------------

The Company has outstanding loans to certain affiliated parties. As of December 31, 2000, Raike & Associates, L.L.C. owed the Company $34,115. In addition, the Company had loans outstanding as of December 31, 2000 to the majority shareholder of the Company totaling $31,554. These loans were either written off or paid in full as of December 31, 2001.

The Company has entered into an employment agreement with the majority shareholders of the Company. This employment agreement calls for annual salaries totaling $250,000. Additionally, the majority shareholders are to receive a bonus equal to 2.5% of revenues of the Company. During 2001, this bonus totaled $148,678, of which $100,000 was forgone by the majority shareholders. Additionally in 2001, the majority shareholders declined $31,554 in salary. During 2000, the majority shareholders received their annual salaries and $243,348 in bonuses.

As of December 31, 2001 and 2000, the Company has advanced approximately $121,000 and $113,000, respectively, to Fresco
Foods, LLC a restaurant partially owned by the majority shareholders of the Company. This advance is payable on demand, unsecured, and bears interest at an annual rate of 10%.

Effective October 13, 2000, the Company signed a five-year lease for approximately 4,500 square feet of office space at a rate of $18 per square foot or $84,000 per year. The lessor is White Mountain Partners, Inc., a corporation wholly owned by the majority shareholders of the Company. Rent expense for the years ended December 31, 2001 and 2000 approximated $85,000 and $59,000, respectively.

                   RAIKE FINANCIAL GROUP, INC.

(2)  Related Party Transactions and Commitments, continued
     -------------------------------------------

Future minimum lease payments on this lease at December 31, 2001 were as follows:

	Year Ending December 31,
        ------------------------
                 2002               $    84,600
                 2003                    84,600
                 2004                    84,600
                 2005                    77,550
                                    -----------
                                    $   331,350
                                    ===========

B/D Compliance Associates, Inc., a company owned by a director of the Company has provided regulatory consulting services. These services were provided at rates which management believes are comparable to those charged by unrelated compliance service providers. During 2001 and 2000, the Company paid $11,167 and $16,118, respectively, for services related to this agreement.

(3)  Net Capital Requirements
     ------------------------

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $1,022,889 which was $922,889 in excess of its required net capital of $100,000. The Company's net capital ratio was .42 to 1.

(4)  Marketable Investment Securities
     --------------------------------

Marketable investment securities at December 31, 2001 and 2000 consist of equity securities. These securities serve as collateral for the Company's trading margin.

(5)  Income Taxes
     ------------

The components of income tax expense (benefit) for the years ended December 31, 2001 and 2000 are as follows:

                                           2001          2000
                                       ----------     ---------
     Current                           $     -             -
     Deferred                            (336,624)     (279,869)
     Change in valuation allowance        616,493          -
                                       ----------     ---------

                                       $  279,869      (279,869)
                                       ==========     =========


The difference between income tax expense computed by applying the statutory federal income tax rate to loss before taxes for the year ended December 31, 2001 is due primarily to the valuation allowance. The difference between income tax benefit computed by applying the statutory federal income tax rate to loss before taxes for the year ended December 31, 2000 is due to state income taxes.

The following summarizes the components of deferred taxes at December 31, 2001 and 2000.

                                         2001          2000
                                      ---------     ---------
    Deferred income tax assets:
    Operating loss carryforwards      $ 338,493       279,869
    Stock compensation expense          259,000          -
    Non-deductible expenses              19,000          -
                                      ---------     ---------
    Total gross deferred income
      tax assets                        616,493       279,869
    Less valuation allowance            616,493          -
                                      ---------     ---------

       Net deferred tax asset         $    -          279,869
                                      =========     =========

                    RAIKE FINANCIAL GROUP, INC.

(5)  Income Taxes, continued
     -------------

During 2001, a valuation allowance was established for the net deferred tax asset, as the realization of the deferred tax asset is dependent on future taxable income.

At December 31, 2001, the Company had net operating loss carryforwards for tax purposes of approximately $890,771, which will expire beginning in 2015 if not previously utilized.

(6)  Miscellaneous Operating Expenses
     --------------------------------

Components of selling, general and administrative expenses which are greater than 1% of total revenues for the years ended
December 31, 2001 and 2000 are as follows:

                                        2001             2000
                                     -----------     -----------

   Consultant fees                   $   317,676         255,329
   Customer write offs                    27,586         673,848
   Licenses and registrations            126,339         101,477
   Rent                                  117,050          58,812
   Compensation                        1,010,927         332,460
   Legal and professional fees           150,392          54,291


(7)  Shareholders' Equity
     --------------------

Stock Option Plan

The Company sponsors an incentive stock option plan for the benefit of certain employees in order that they might purchase Company stock at a certain price. A total of 800,000 shares of the Company's common stock are reserved for possible issuance under this plan. During 2001, 555,500 options were issued pursuant to this plan at an option price of $.01. These options are currently exercisable and expire on December 31, 2003.

Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" requires the Company to calculate the compensation expense that would be recorded if the Company were to include the fair value of options issued in employee compensation. This compensation expense is to be included in proforma disclosures of net loss and net loss per share. Had compensation cost been recognized based upon the fair value of the options at the grant dates, the Company's net loss and net loss per share would not have been materially different for the years ended December 31, 2001 and 2000. The weighted average grant date fair value of options issued in 2001 was $1.23. This fair value was estimated using the Minimum Value pricing model with the following assumptions: dividend yield of 0%; risk-free interest rate of 4.5% and an expected life of two years.

The Company has chosen not to adopt to cost recognition principles of SFAS No. 123 and accounts for its stock options under Accounting Principles Board ("APB") No. 25 "Accounting for Stock Issued to Employees." APB No. 25 requires the Company to recognize compensation expense for the difference between the market price and the exercise price at the grant date. Accordingly, the Company recognized $682,000 in compensation expense for options granted in 2001.

Stock Split

On July 19, 2001, the Company declared a four-for-one stock split. All share and per share amounts have been restated to reflect this split as if it had occurred on January 1, 2000

              RAIKE FINANCIAL GROUP, INC.

(7)  Shareholders' Equity, continued
     ---------------------

Preferred Stock

During 2001, the Company issued 10,500 shares of its Series A Preferred Stock ("preferred stock") for $105,000. The preferred stock pays a cumulative annual dividend of $.70 per share. Each share of preferred stock is convertible into five shares of common stock at the option of the holder. Each share of preferred stock is mandatorily convertible into five shares of common stock upon the filing of public offering registration statement or a change in control (as defined). The Company may redeem the preferred stock by giving 30 day's notice to the preferred stockholders for a redemption price of $10.00 per share. Upon voluntary or involuntary dissolution of the Company, the preferred stockholders will receive $10.00 per share prior to the distribution of any amounts to common shareholders. The preferred stock has no voting rights.

Warrants

In connection with the issuance of the Company's convertible cumulative preferred stock, the Company has issued 26,250 Class A warrants and 26,250 Class B warrants. The Class A warrants allow each holder to purchase one share of common stock for $2.00 and expire on January 31, 2003 and the Class B warrants allow each holder to purchase one share of common stock for $3.00 and expire on January 31, 2004.

Issuance of Common Stock

During 2000, the Company issued 808,000 shares of common stock for $1,135,206. The proceeds of this stock offering were used for general corporate purposes.

(8)  Commitments and Contingencies
     -----------------------------

The Company has been named as defendant in several law suits that allege violations of federal and state securities laws and claim substantial damages. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these various law suits will not result in material adverse effect on the Company's financial position.

                  RAIKE FINANCIAL GROUP, INC.

                    Supplemental Schedule

       Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

                      December 31, 2001


Computation of Net Capital:
---------------------------

Total shareholders' equity                                  1,086,259
Non-allowable assets                                         (168,161)
Exclusion of liabilities                                      127,897
                                                          -----------

Tentative net capital                                       1,045,995
Haircuts                                                      (23,106)
                                                          -----------
Net capital                                                 1,022,889
Minimum net capital                                           100,000
                                                          -----------
                                                          $   922,889
                                                          ===========
             Excess net capital

Aggregate Indebtedness to Net Capital Ratio:
--------------------------------------------

Liabilities:
  Accounts payable                                        $    66,721
  Commissions payable                                         308,712
  Other liabilities                                            50,000
                                                          -----------

Aggregate indebtedness                                    $   425,433
                                                          ===========
Net capital                                               $ 1,022,889
                                                          ===========

Ratio                                                        .42 to 1
                                                          ===========

Reconciliation with Company's computation
(included in Part II of its FOCUS report
as of December 31, 2001):
-----------------------------------------

Net capital, as reported in Part II of FOCUS report       $ 1,003,091
Audit adjustments, net                                       (108,099)
Exclusion of liabilities                                      127,897
                                                          -----------
Net capital                                               $ 1,022,889
                                                          ===========

                             PART III


-----------------------------------------------------------------------
ITEMS 1 AND 2. INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS
-----------------------------------------------------------------------

     The following exhibits are included as part of this Registration
Statement:


EXHIBIT NO.     DESCRIPTION
-----------     -----------

(a) Exhibits

*3.1         	Articles of Incorporation, as amended
*3.2         	Bylaws
*3.3            Certificate of Designation, Class A Preferred Stock
*4.1            Specimen certificate for shares of Common Stock of the
                Company
*4.2         	1998 Stock Option Plan
*4.3            Form of Class A Warrant
*4.4            Form of Class B Warrant
*5.1         	Opinion of Flint & Connolly.
*10.2        	Lease of Premises from White Mountain Partners, Inc.
*10.3	      	Form of Registered Representative Agreement
*10.4           Fully Disclosed Clearing Agreement with Southwest
                Securities, Inc.
*11.1           Statement  regarding  computation of earnings per
share
*23.1           Consent of Flint & Connolly, included in Exhibit 5.1
*23.2           Consent of Porter Keadle & Moore LLP
*23.3           Consent of Morris Brunson regarding appointment as
                director
*23.4           Consent of William Bertsche regarding appointment
                as director
*23.5           Consent of Carrie Wisniewski regarding appointment
                as director
*23.6           Consent of Davis & Associates
*24.1           Power of Attorney, set forth on signature page

--------------
*   Filed herewith


(b)  Financial Statement Schedules

     None.

     Schedules not listed above have been omitted because they are not required, are not applicable, or the information is included in the Financial Statements or Notes thereto.

                          SIGNATURE

Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.




                              RAIKE FINANCIAL GROUP, INC.
                              (Company)


                              By:______/S/William J. Raike III______
                                 William J. Raike III, President/CEO


                              Date: April 15, 2002


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